CUSIP No. Not Applicable	13G

DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. _)*

Herbst Gaming, LLC

(Name of Issuer) Common Units

(Title of Class of Securities) Not Applicable

(CUSIP Number) December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)
__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

1		NAMES OF REPORTING PERSONS SPH Manager, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,679,047.2 (See Item 4)
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
3,679,047.2 (See Item 4)
	8	SHARED DISPOSITIVE POWER
-0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,679,047.2 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.40%1
12		TYPE OF REPORTING PERSON* IA, PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

1      The percentages used herein and in the rest of this Schedule 13G are calculated based upon 20,000,001 units outstanding as of December 31, 2010.

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

1		NAMES OF REPORTING PERSONS Edward A. Mulé
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,679,047.2 (See Item 4)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
3,679,047.2 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,679,047.2 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.40%
12		TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

1		NAMES OF REPORTING PERSONS Robert J. O'Shea
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
3,679,047.2 (See Item 4)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
3,679,047.2 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,679,047.2 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.40%
12		TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

Item 1(a)	Name of Issuer:
The name of the issuer is Herbst Gaming, LLC (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:
The Company's principal executive office is located at 3440 West Russell Road, Las Vegas, NV 89118.

Item 2(a)	Name of Person Filing:
This Schedule 13G is being jointly filed by SPH Manager, LLC, a Delaware limited liability company (“SPH Manager”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of the membership interests by SPH Investment, LLC.2

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

Item 2(c)	Citizenship:
SPH Manager is organized as a limited liability company under the laws of the State of Delaware.  Both Mr. Mulé and Mr. O’Shea are U.S. citizens.

Item 2(d)	Title of Class of Securities:
Common Units.

Item 2(e)	CUSIP No.:
Not Applicable.

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable.

2
SPH Manager is the manager of SPH Investment, LLC (“SPH Investment”), an entity that holds an investment in the common units of Herbst Gaming, LLC (the "Common Units").  Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Fund, Ltd. (collectively, the “Funds”) directly or indirectly hold non-voting equity interests in SPH Investment and an economic interest in the Common Units.  SPH Manager holds the voting equity interests in SPH Investment and, as a result thereof, holds voting control over, and may be deemed to be the beneficial owner of, the Common Units held by SPH Investment on behalf of the Funds.  Messrs. Edward A. Mulé and Robert J. O’Shea are the sole members of SPH Manager and, as a result, hold voting control over, and may be deemed to be the beneficial owners of the Common Units held by SPH Investment on behalf of the Funds.

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

Item 4	Ownership:
A.	SPH Manager, LLC
(a)	Amount beneficially owned: 3,679,047.2
(b)	Percent of class: 18.40%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 3,679,047.2
(ii)	Shared power to vote or direct the vote: -0-
(iii)	Sole power to dispose or direct the disposition: 3,679,047.2
(iv)	Shared power to dispose or direct the disposition: -0-

B.	Edward A. Mulé
(a)	Amount beneficially owned: 3,679,047.2
(b)	Percent of class: 18.40%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 3,679,047.2
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 3,679,047.2

C.	Robert J. O’Shea
(a)	Amount beneficially owned: 3,679,047.2
(b)	Percent of class: 18.40%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 3,679,047.2
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 3,679,047.2

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. Not Applicable	13G
DRAFT - CONFIDENTIAL, PROPRIETARY, FOR OFFICIAL USE ONLY
 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2011

SPH Manager, LLC

By:	/s/ Edward A. Mulé
Name:	Edward A. Mulé
Its:	Member

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 10, 2011

SPH Manager, LLC

By:	/s/ Edward A. Mulé
Name:	Edward A. Mulé
Its:	Member

/s/ Edward A. Mulé
Edward A. Mulé, individually

/s/ Robert J. O’Shea
Robert J. O’Shea, individually